SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549
                    ________________

                     SCHEDULE 14D-9

                    (AMENDMENT NO. 1)


          SOLICITATION/RECOMMENDATION STATEMENT
                PURSUANT TO SECTION 14(D)(4)
           OF THE SECURITIES EXCHANGE ACT OF 1934

                  THE C.R. GIBSON COMPANY
                  (NAME OF SUBJECT COMPANY)

                   THE C.R. GIBSON COMPANY
            (NAME OF PERSON(S) FILING STATEMENT)


                COMMON STOCK, $0.10 PAR VALUE
                (TITLE OF CLASS OF SECURITIES)

                          374762 10 2
             (CUSIP NUMBER OF CLASS OF SECURITIES)

                       FRANK A. ROSENBERRY
              PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      THE C.R. GIBSON COMPANY
                         32 Knight Street
                     Norwalk, Connecticut 06856
                          (203) 847-4543

           (Name, address and telephone number of person
          authorized to receive notice and communications
            on behalf of the person(s) filing statement)


                              Copy to:

                         PAUL G. HUGHES, ESQ.
                         CUMMINGS & LOCKWOOD
                         Four Stamford Plaza
                            P. O. Box 120
                     Stamford, Connecticut 06904
                           (203) 327-1700








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                                                                          1



 ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

           The text of Item 8 is hereby deleted in its entirety and replaced with the following:

    By a complaint dated September 14, 1995 and served on the Company on September 19, 1995, Crandon Capital Partners, a Florida partnership, commenced an action on behalf of itself, and purportedly on behalf of a class of Company stockholders similarly situated, in the Court of Chancery of the State of Delaware in and for New Castle County against the Company and its directors, captioned, Crandon Capital Partners v. Robert G. Bowman, et al., Del. Ch., C.A. No. 14538. The complaint filed in the action requests certification of the Company's stockholders, other than the defendants or their affiliates, as a class, requests a judgment declaring that the directors of the Company have breached their fiduciary duties to the plaintiff and the putative class members and seeks to enjoin the Offer or, alternatively, to recover damages of an unspecified amount. The complaint alleges, among other things, that the directors of the Company breached their fiduciary duties to the plaintiff and the putative class members in determining to proceed with the Offer because the consideration to be paid per Share is unfair and does not maximize stockholder value and because the directors were acting, individually or in concert, to enrich themselves to the detriment of the stockholders.
 The Company believes that the claims asserted in the action are without merit. The Company intends to defend the action vigorously. A copy of the complaint is filed as Exhibit (d) and incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to such Exhibit.


 ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

          Item 9 is hereby amended to add the following exhibits:

 Exhibit (a)(4)  Press Release dated September 27, 1995

 Exhibit (d)     Class Action Complaint dated September 14, 1995 in Civil
                 Action No. 14538 filed in the Court of Chancery of the State of Delaware in and for New Castle County, entitled Crandon
                 Capital Partners, a Florida partnership, Individually and On
                 Behalf of All Others Similarly Situated v. Robert G. Bowman,
                 Frank A. Rosenberry, James M. Harrison, Willard J. Overlock,
                 Joanna Bradshaw, Richard E. Cheney, Rudolph Eberstadt, Jr.,
                 Robert Garrett, Barbara M. Henagan, John G. Russell, Robert
                 J. Simon, and C.R. Gibson Co. [sic].

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                                                                      2

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              THE C.R. GIBSON COMPANY


                              By:        /S/JAMES M. HARRISON
                                          James M. Harrison
                               EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING
                                 OFFICER

 Dated:  September 27, 1995







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                               EXHIBIT INDEX

  Exhibit (a)(4) Press Release dated September 27, 1995

  Exhibit (d)    Class Action Complaint dated September 14, 1995 in Civil
                 Action No. 14538 filed in the Court of Chancery of the State of Delaware in and for New Castle County, entitled Crandon
                 Capital Partners, a Florida partnership, Individually and On
                 Behalf of All Others Similarly Situated v. Robert G. Bowman,
                 Frank A. Rosenberry, James M. Harrison, Willard J. Overlock,
                 Joanna Bradshaw, Richard E. Cheney, Rudolph Eberstadt, Jr.,
                 Robert Garrett, Barbara M. Henagan, John G. Russell, Robert
                 J. Simon, and C.R. Gibson Co. [sic].